EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-            ) and related Prospectus of Apple Hospitality Two, Inc. for the registration of 2,000,000 additional Units, each of which consists of one Common Share and one Series A Preferred Share of the Company, and to the incorporation by reference therein of our reports dated March 7, 2006, with respect to the consolidated financial statements and schedule of Apple Hospitality Two, Inc., Apple Hospitality Two, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Apple Hospitality Two, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia

October 2, 2006